UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Letter to Shareholders regarding Annual General Meeting of Shareholders
2.	Notice of 2019 Annual General Shareholders’ Meeting to be held on April 22, 2019
3.	Agenda for 2019 Annual General Meeting of Shareholders
4.	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 5, 2019

Item 1

To Our Valued Shareholders:

I would like to briefly share my perspective on the company’s performance in 2018, including the significant milestones that we met during the year. Will also share a few thoughts on how we see our future performance.

2018 marked the beginning of our second decade as McDonald’s Developmental Lincensee in Latin America, and we again delivered solid performance while further strengthening our already dominant market position. With the strategic plan in place, we focused on implementing the successful equation of accelerate investments in our restaurants, people and food, combined with an optimized cost structure and greater operating efficiencies. This led our Adjusted EBITDA (excluding Venezuela) margin to its highest level since 2011. Looking ahead, we are ready to capture this positive momentum and are confident Arcos Dorados’ earnings potential now looks stronger.

Simply stated, the improvements we are making are working. We are attracting more customers and making the current ones more loyal to our brand. This combination, along with an increase in the average-check at the Experience of the Future (EOTF) stores, has been impacting positively the traffic at our restaurants.

Our financial performance this year partially reflected these gains. Excluding Venezuela, we achieved a nearly 19% increase in Adjusted EBITDA on a constant currency basis, with consolidated revenue growth around 9% and comparable sales lift of 7.6%. Importantly, our margin expanded at a faster rate than we had originally projected, increasing 90 basis points for the year and 120 basis points in the fourth quarter alone.

In the second year of the current strategy, we opened 70 EOTF restaurants while modernizing many more of our existing ones. This brought total EOTF locations to 329, and we are on track to achieve our target of 650 such units by the end of 2019.

With the new openings, we expanded Arcos Dorados’ already dominant footprint in the region to 2,223 units. However, this is not just about size. Although scale and market penetration are clearly important, we remain focused on providing a superior dining experience. It is this feel-good moment we generate at the families and the general consumers that differentiates our brand in the Informal Eating Out market.

This category continues to be the fastest growing area of the Dining Out segment in Latin America, where the middle-class population is projected to double in size by 2030. Being an aspirational brand and a true market leader, Arcos Dorados is particularly well positioned to benefit from this strong demographic trend.

A final comment on our growth strategy. I would like to emphasize that we continue to fund our investments with available cash and cash generated by our operations. In other words, our balance sheet is strong, providing the flexibility to seize future growth opportunities as well as protect the business from any economic downturns. It also enables us to provide shareholders with other sources of return, namely paying a dividend.

To that end, the Board of Directors has recently approved a dividend of $0.11 per share for 2019, to be paid in three installments: $0.05 per share, to be paid on April 12; $0.03 per share to be paid on August 14, and $0.03 per share to be paid on December 12. Also like to state that our share repurchase program remains in effect until May 22nd.

I always like to highlight that Arcos Dorados’ results also depends on our employees. We are a people business and as such they are an integral part of our continued success. It was gratifying to learn that our 2018 internal survey revealed that nearly 90% of our employees are “Very Satisfied” in their job. That led to considerably less crew turnover last year and contributed to a significant improvement in customer satisfaction.

Still on people, we remain one of the region’s largest formal employers of individuals between the ages of 17 to 25, and we are also proud to provide significant training and career development opportunities. This aligns with the United Nations’ Sustainable Development Goals and our company commitment for raising employment levels of young people. Besides, the environmentally-related programs currently in place in the areas of packaging, recycling, child nutrition and climate change results in a natural alignment with the McDonald’s global Scale for Good initiatives.

I would like to conclude these remarks by reiterating the strategic foundations that will drive our business performance to higher levels: First, we have the right brand. Second, we have the right growth strategy to support it and, importantly, a management team along thousands of talents at the restaurants that are executing well this strategy. Third, despite the current challenging environment in some of our markets, we are confident we are at the right geographic region, which offer a mix of near-and long-term growth potential.

These are solid foundations that allow us to fully leverage Arcos Dorados business in Latin America to keep generating significant shareholders value.

Thank you for your ongoing support as shareholders of Arcos Dorados.

Sincerely,

Sergio Alonso

Chief Executive Officer

Item 2

NOTICE OF 2019 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) are invited to the 2019 Annual General Shareholders’ Meeting to be held on April 22, 2019, at 10:00 a.m. (Montevideo local time) at the Company’s office located at Dr. Luís Bonavita 1294, 5th Floor office 501, World Trade Center Free Zone, Montevideo, Uruguay, 11300, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board of Directors.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2018, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2018. (Proposal 1)

3.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2019. (Proposal 2)

4.	Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2022. (Proposal 3)

a.	Mrs. Annette Franqui

b.	Mr. Carlos Hernandez-Artigas

Each of Mrs. Franqui and Mr. Hernandez-Artigas currently serve as Class II Directors on the board of directors of the Company and are standing for re-election. The biographies of Mrs. Franqui and Mr. Hernandez-Artigas are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: The Board of Directors has fixed the close of business on April 2, 2019 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00pm (EST) on April 19, 2019. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Kieran Walsh, B.V.I. Direct: + 1 345 814 5353 (email: kieran.walsh@maplesandcalder.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 1, 2019 to April 19, 2019 inclusive; and at the Company’s offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Mrs. Carolina Brovelli, on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 1, 2019 to April 19, 2019 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/lg

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

Woods Staton
Executive Chairman of the Board of Directors
Dated: March 22, 2019

BIOGRAPHIES OF PROPOSED CLASS II DIRECTORS

MRS. ANNETTE FRANQUI

Mrs. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is a board member of many of its portfolio companies as well as of Latam LLC, and, on a volunteer basis, AARP.

MR. CARLOS HERNANDEZ-ARTIGAS

Mr. Hernández-Artigas has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. He graduated from Universidad Panamericana, Escuela de Derecho in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sur Partners in Miami, Florida and is currently a board member of MAC Hospitales in Mexico and iinside, a technology company in Anaheim, California.

Item 3

Arcos Dorados Holdings Inc.

Agenda for 2019 Annual General Shareholders’ Meeting

Order of Business
2019 Annual General Shareholders’ Meeting

April 22, 2019, 10:00 a.m.
MONTEVIDEO, URUGUAY

______________________________

1.	Call to order by Woods Staton, Executive Chairman of the Board, serving as Chairman of the meeting.

2.	Announcements and introductions.

3.	Report of mailing of notice and declaration of quorum.

4.	Remarks by Woods Staton.

5.	Consideration and approval of the financial statements of the Company corresponding to the fiscal year ended December 31, 2018, the independent report of the external auditors E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global) and the notes corresponding to the fiscal year ended December 31, 2018.

6.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2019.

7.	Election of two Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2022.

8.	Closing of the polls.

9.	Results of balloting.

10.	Questions and answers.

11.	Adjournment of formal meeting.

________________________

Item 4

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice of Annual Meeting is available at www.proxyvote.com.

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ARCOS DORADOS HOLDINGS INC.

Annual General Meeting of Shareholders

April 22, 2019 10:00 AM

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Woods Staton, Executive Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 AM, (Montevideo Time) on April 22, 2019, at Luis Bonavita 1294, 5th Floor Office 501, World Trade Center Free Zone, Montevideo, Uruguay, 11300 and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

ARCOS DORADOS HOLDINGS INC.

LUIS BONATIVA 1294, 5TH FLOOR OFFICE 501

WORLD TRACE CENTER FREE ZONE

MONTEVIDEO, URUGUAY 11300

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

SHAREHOLDER MEETING REGISTRATION

To vote and/or attend the meeting, go to “shareholder meeting registration” link at www.proxyvote.com

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

ARCOS DORADOS HOLDINGS INC.

	For	Withhold	For All	To withhold authority to vote for any individual nominee(s),
	All	All	Except	mark “For All Except” and write the number(s) of the
nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:	☐	☐	☐

3.	Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2022.	☐	☐	☐

Nominees:

01) Mrs. Annette Franqui

02) Mr. Carlos Hernandez-Artigas

Each of Mrs. Annette Franqui and Mr. Carlos Hernandez-Artigas currently serve as Class II Directors on the board of directors of the Company and are standing for re-election. The biographies of Mrs. Franqui, Mr. Hernandez-Artigas are enclosed.

The Board of Directors recommends you vote FOR the following proposals:		For	Against	Abstain

1.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2018, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2018.	☐	☐	☐

2.	Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2019.	☐	☐	☐